Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, CA 94547

Christine A. Tsingos
Vice President and Chief Financial Officer
Telephone: 510-741-6006
Fax: 510-741-5815
Email: christine_tsingos@bio-rad.com

June 19, 2012

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E.
Washington, DC 20549-3030

Re:    Bio-Rad Laboratories, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the quarterly period ended March 31, 2012
Filed May 10, 2012
File No. 001-07928

Dear Mr. Cascio:

Bio-Rad Laboratories, Inc. (“Bio-Rad”) or (the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated June 6, 2012 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the filings listed above. To assist your review, we have included the text of the Staff's comments below in bold italicized type.

Form 10-Q for the quarterly period ended March 31, 2012
Note 1. Basis of presentation and use of estimates, page 7
Correction of Immaterial Errors Related to Prior Periods, page 7

1. We reference the correction of errors related to years 2007 through 2011 recorded in the quarterly period ended March 31, 2012. While we note that the errors were immaterial to the originating periods, the correction of the error appears material to the three months ended March 31, 2012. Please provide us with your analysis under SAB No. 108 that considers both qualitative factors and quantitative factors using both the rollover and iron curtain approaches. We note that under SAB No. 108 if the misstatement that exists after recording the adjustment in the current year financial statements is material (considering qualitative and quantitative factors), the prior year financial statements should be corrected even though the revision previously was and continues to be immaterial to those financial statements.

Response:

In accordance with SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and Accounting Standards Codification 250-10-45-27, Materiality Determination for Correction of an Error, we determined that the corrections made in the first quarter of 2012, while quantitatively material to the first quarter of 2012, are not expected to be quantitatively nor qualitatively material for the year ending December 31, 2012. Employing the rollover method for the years 2007 - 2011, the impact on net income in any one year ranged from 1.2% to 2.3%. Employing the iron curtain method to year-end total assets, total liabilities and stockholders' equity for the years 2007 - 2011, the impact was never more than 0.6% of any of these financial statement captions.

Also, in accordance with SAB No. 108, having determined the effect of corrections made were not quantitatively material to any year impacted, we determined that correcting the errors in the first quarter of 2012 was not qualitatively material to any annual period impacted when considering the qualitative factors identified in SAB No. 108, as follows:

Qualitative Factors		Management Response
1	Whether the misstatement arises for an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The misstatements do not arise from an estimate. Each of the three identified errors was capable of precise measurement.
2	Whether the misstatement masks a change in earnings or other trends
The aggregated misstatements do not mask a change in earnings or other trends. The misstatements do not result in a material change to annual net income, nor do they change the Company's earnings trends.

3	Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise
The misstatements do not hide a failure to meet analysts' consensus expectations for Bio-Rad. In all instances, correction of the errors in the years in which they occurred would not have impacted whether or not we met analysts' consensus expectations.

4	Whether the misstatement changes a loss into income or vice versa	The misstatements do not change a loss into income or vice versa in any period impacted.
5	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability
Bio-Rad reports net sales, allocated interest expense, depreciation and amortization, segment profit (loss), segment assets, and capital expenditures for its Life Science, Clinical Diagnostic, and Other Operations. Substantially all of the error corrections would be shown solely in the Clinical Diagnostics segment. It should be noted that Clinical Diagnostics is the largest segment and the error corrections would not cause a material change in any period presented.

6	Whether the misstatement affects the registrants compliance with regulatory requirements	Other than the error corrections' taxability under U.S., Brazilian, and Swiss tax regulations, the misstatement does not affect Bio-Rad's compliance with any regulatory requirements.
7	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.
The misstatements do not affect Bio-Rad's compliance with loan covenants or other contractual requirements as the error corrections have an immaterial impact on our covenants (interest coverage ratio, leverage ratio, and minimum net worth) under our $200.0 million credit agreement or other contractual requirements.

8	Whether the misstatement has the effect of increasing management's compensation
Bio-Rad management compensation is primarily linked to sales, operating profit and cash flow, excluding income taxes. Although the error corrections would affect operating profit, the change is not material enough to change the incentive compensation received by management for any affected year.

9	Whether the misstatement involves concealment of an unlawful transaction	The misstatements do not involve concealment of any unlawful transactions.

2. As a related matter, please explain in further detail the nature of the errors and why the errors primarily impacted cost of goods sold and interest expense. In addition, please reconcile the dollar amounts of the three errors identified in the first two paragraphs on page 7 to the correcting amounts recorded in the first quarter of 2012 as disclosed on page 8.

Response:

Management supplementally further discusses the nature of the immaterial errors as follows:

Foreign supplemental tax associated with social benefits ($6.1 million): Bio-Rad's Brazil subsidiary, DiaMed Latino America SA, elected a Presumed Profits method to meet its tax obligations in Brazil. Taxpayers that use the Presumed Profits method are subject to COFINS (Contribution for the Financing of Social Security) and PIS (Social Integration Program) tax, which is a tax imposed on gross revenues. The Brazilian subsidiary also pays Import-COFINS and Import-PIS on imported products. These taxes are not income taxes but relate directly to sales and product importation, and therefore are recorded in cost of goods sold. Bio-Rad was assessed by the Federal Revenue Department of Brazil to pay taxes, interest and penalties for the annual periods 2007-2008, and elected to self-assess taxes for the annual periods 2009-2011, due to incorrectly applying an exemption to certain types of drugs and medical products from the COFINS and PIS tax based on a misinterpretation of a Brazilian Decree. The total amounts covering 2007-2011 are broken down as follows: Cost of goods sold $4.1 million related to the actual tax due, Interest expense $1.2 million and the penalties to Other (income) expense, net $0.8 million related to the associated penalties, for a total first quarter of 2012 charge totaling $6.1 million.

Foreign tax rate ($1.6 million income tax benefit): Bio-Rad's Swiss subsidiary, DiaMed GmbH, failed to appropriately apply a 2011 reduction in a corporate income tax rate, from 20.1% to 18.9%. This new rate was applied in computing the current portion of the 2011 income tax provision, but was not applied in computing the deferred portion of the 2011 income tax provision. This resulted in an overstatement of total income tax expense of $1.6 million in the year ended December 31, 2011.

Tax deduction in excess of a statutory limit ($0.9 million income tax expense): With regard to executive compensation, certain performance-based compensation and grants of restricted stock, which are not performance-based, were inadvertently excluded from a compensation limitation calculation under U.S. income tax laws. This resulted in an understatement of income tax expense totaling $0.9 million in the years 2007-2011.

The following is a reconciliation of the three errors identified in the first two paragraphs on page 7 to the correcting amounts recorded in the first quarter of 2012 as disclosed on page 8 of our Form 10-Q (in millions):

	Foreign Supplemental Tax Associated with Social Benefits	Foreign Income Tax Rate	Tax Deduction in Excess of a Statutory Limit	Total
Cost of Goods Sold	$4.1	$—	$—	$4.1
Interest Expense	1.2	—	—	1.2
Other (Income) Expense, Net	0.8	—	—	0.8
Income Tax (Benefit) Expense	—	(1.6)	0.9	(0.7)
Total	$6.1	$(1.6)	$0.9	$5.4

In connection with the foregoing response, we acknowledge that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
***

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (510) 741-6006 or by fax at (510) 741-5815 if you have any questions or comments regarding this correspondence or if you require any further information.

Very truly yours,

/s/ Christine A. Tsingos
Vice President and Chief Financial Officer

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